UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MUZINICH BDC, INC.
(Name of Issuer - as specified in its charter)

Common Stock
(Title of Class of Securities)

62848D107
(CUSIP Number)

Paul Fehre c/o Muzinich & Co., Inc. 450 Park Avenue New York, New York 10022 (212) 888-3413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 62848D107

1	NAMES OF REPORTING PERSON
Muzinich US Private Debt, SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
86,750.5 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
86,750.5 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,750.5 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, OO

 CUSIP No. 62848D107

1	NAMES OF REPORTING PERSON
Muzinich US Private Debt General Partner, S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
86,750.5 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
86,750.5 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,750.5 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (the “Amendment No. 3”) relates to the Common Stock (the “Shares”) of Muzinich BDC, Inc. (the “Company”), and amends and supplements the Schedule 13D originally filed by the Reporting Persons on October 4, 2019, as amended by Amendment No. 1 to Schedule 13D filed on December 23, 2020 and Amendment No. 2 to Schedule 13D filed on November 19, 2021 (collectively, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.     Identity and Background.
The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The paragraph under the heading “Muzinich US Private Debt General Partner, S.à.r.l.” with respect to Justin Egan is hereby replaced with the following:
Fenton Tom is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. Tom is a citizen of the United States. Mr. Tom’s principal occupation is as Head of Strategy and Human Capital of Muzinich & Co., Inc. Mr. Tom’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, NY  10022.

The paragraphs under the heading “Muzinich & Co., Inc.” with respect to each of George Muzinich, Justin Muzinich, Mark Clark, Adam Kaufman and Michael Ludwig  are hereby replaced with the following:
George Muzinich is a Director and the Executive Chairman of Muzinich & Co., Inc.  Mr. Muzinich is a citizen of the United States. Mr. Muzinich’s principal occupation is as Executive Chairman of Muzinich & Co., Inc. Mr. Muzinich’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.
Justin Muzinich is a Director and the Chief Executive Officer of Muzinich & Co., Inc.  Mr. Muzinich is a citizen of the United States. Mr. Muzinich’s principal occupation is as Chief Executive Officer of Muzinich & Co., Inc. Mr. Muzinich’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.
Mark Clark is a Director and the Co-Chief Financial Officer of Muzinich & Co., Inc.  Mr. Clark is a citizen of the United States. Mr. Clark’s principal occupation is as Co-Chief Financial Officer of Muzinich & Co., Inc.  Mr. Clark’s business address is c/o Muzinich & Co., Inc.,450 Park Avenue, New York, New York 10022.
Adam Kaufman is a Director and the Chief Legal Officer of Muzinich & Co., Inc. Mr. Kaufman is a citizen of the United States. Mr. Kaufman’s principal occupation is as Chief Legal Officer of Muzinich & Co., Inc. Mr. Kaufman’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.
Michael Ludwig is a Director and the Co-Chief Financial Officer of Muzinich & Co., Inc.  Mr. Ludwig is a citizen of Germany. Mr. Ludwig’s principal occupation is as Co-Chief Financial Officer of Muzinich & Co., Inc.   Mr. Ludwig’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of $89,428,351 through private placement transactions. The funds used in such purchases were from available capital.

Item 4.     Purpose of Transaction.
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Muzinich US Private Debt, SCSp has entered into subscription agreements dated March 25, 2022, August 26, 2022 and December 23, 2023, respectively, with the Company, pursuant to which Muzinich US Private Debt, SCSp is committed to acquire additional Shares as capital is drawn by the Company in accordance with such subscription agreements.

Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares that may be deemed to be beneficially owned by the Reporting Persons and any other persons named in Item 2 above are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Muzinich US Private Debt, SCSp:	Shared Voting and Shared Dispositive Power(1)	63.5%(3)
86,750.5

(B) Muzinich US Private Debt General Partner, S.à r.l.:	Shared Voting and Shared Dispositive Power(1)	63.5%(3)
86,750.5

(C) Muzinich & Co., Inc.	Sole Voting and Dispositive Power(2)	1.1%(3)
1,484.5

(1) Because Muzinich US Private Debt General Partner, S.à r.l. is the general partner of Muzinich US Private Debt, SCSp and, as such, has the authority to exercise voting or dispositive power with respect to securities owned by it, each Reporting Person could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2) Muzinich & Co., Inc. holds the above referenced Shares directly and has the sole authority to exercise voting or dispositive power with respect to securities owned by it.

(3) Percentages calculated based upon information contained in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2022, together with a current report on Form 8-K filed by the Company on March 1, 2023.

27,769.6 of the Shares reported herein were acquired by Muzinich US Private Debt, SCSp at a price of $1,068.25 per share in a private placement transaction on February 28, 2023 pursuant to subscription agreements dated August 23, 2019, October 14, 2020, March 25, 2022, August 26, 2022 and December 23, 2022 between the Company and Muzinich US Private Debt, SCSp.

513.6 of the Shares reported herein were acquired by Muzinich & Co., Inc. at a price of $1,068.25 per share in a private placement transaction on February 28, 2023 pursuant to subscription agreements dated August 23, 2019 and December 23, 2022 between the Company and Muzinich & Co., Inc.

Item 6.      Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As discussed in Item 4 and Item 5 herein, Muzinich US Private Debt, SCSp has entered into subscription agreements dated March 25, 2022, August 26, 2022 and December 23, 2022 related to the Company’s securities, a form of which is attached herein as Exhibit B and the terms of which are hereby incorporated by reference.

Muzinich & Co., Inc. has entered into a subscription agreement dated December 23, 2022 related to the Company’s securities, a form of which is attached herein as Exhibit B and the terms of which are hereby incorporated by reference.

Item 7.     Materials Filed as Exhibits.
The information contained in Item 7 of the Schedule 13D is hereby amended by replacing the reference to Exhibit B therein with the following:

Exhibit B—Form of Subscription Agreement – previously filed as Exhibit 10.4 to the Company’s Form 10 Registration Statement filed on August 16, 2019.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Amendment No. 3 to the Statement on Schedule 13D.

MUZINICH US PRIVATE DEBT, SCSP

Date: March 3, 2023	By:	Muzinich US Private Debt General Partner, S.à r.l., as General Partner
	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager

MUZINICH US PRIVATE DEBT GENERAL PARTNER, S.À R.L.

Date: March 3, 2023	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager